UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              NETWOLVES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0033 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    64120V102
                    ----------------------------------------
                                 (CUSIP Number)


                                  July 10, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         |_|   RULE 13d-1(b)

         |X|   RULE 13d-1(c)

         |_|   RULE 13d-1(d)


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CUSIP NO. 64120V102                                                 SCHEDULE 13G
================================================================================
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Triage Management LLC

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)
                                                                         (b)

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
================================================================================
                        5      SOLE VOTING POWER

                               0
      NUMBER OF      -----------------------------------------------------------
        SHARES          6      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                1,500,000 (1)
         EACH        -----------------------------------------------------------
      REPORTING         7      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  0
                     -----------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER

                               1,500,000 (1)
================================================================================
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,500,000 (1)
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      10.6%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON

      OO
================================================================================

(1) This Schedule 13G filing includes 100,000 shares of Issuer's Series A Convertible Preferred Stock and 500,000 warrants to purchase shares of the Issuer's Common Stock, which by reason of conversion or exercise rights result in the holdings reported herein.


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ITEM 1. (a)    NAME OF ISSUER:

        NetWolves Corporation.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

        The principal business offices of the Issuer are located at 4002 Eisenhower Blvd., Tampa, Florida 33634-7511.

ITEM 2. (a)    NAME:

        This statement is being filed by Triage Management LLC.

        (b)    PRINCIPAL BUSINESS ADDRESS:

        The principal business offices of Triage Management LLC are located at 401 City Avenue, Suite 526, Bala Cynwyd, Pennsylvania 19004.

        (c)    CITIZENSHIP:

        Delaware.

        (d)    TITLE OF CLASS OF SECURITIES:

        Common Stock, par value $.0033 per share.

        (e)    CUSIP NUMBER:

        64120V102.

ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b)
               OR (c):

        See Row 12 of cover page ("Type of Reporting Person") for the Reporting Person.

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
        If this statement is filed pursuant to Rule 13d-1(c), check this box [ X ].

ITEM 4.        OWNERSHIP.

        (a)    AMOUNT BENEFICIALLY OWNED:

        The responses of the Reporting Person to Row 9 of the cover page is incorporated herein by reference.

        (b)    PERCENTAGE OF CLASS:

        The response of the Reporting Person to Row 11 of the cover page is incorporated herein by reference. The percentage is based upon 12,597,571 shares of Common Stock reported as outstanding as of April 16, 2002 by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002.

        (c)    NUMBER OF SHARES TO WHICH SUCH PERSON HAS:

        (i)    sole power to vote or direct the vote
        (ii)   shared power to vote or direct the vote
        (iii)  sole power to dispose or to direct the disposition of
        (iv)   shared power to dispose or to direct the disposition of

        The response of the Reporting Person to Rows 5-8 of the cover page are incorporated herein by reference.

        The Reporting Person and those persons listed on EXHIBIT B attached hereto may be deemed members of a group within the meaning of Section 13(d)(3) (the "Group"), which in the aggregate may be deemed to beneficially own, by reason of conversion or exercise right, a total of 1,500,000 shares of Common Stock, consisting of 10.6% of the Issuer's Common Stock. The Reporting Person disclaims beneficial ownership of any of the shares securities covered by this
Schedule 13G.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not applicable.


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ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              See EXHIBIT B attached hereto.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:

              Not applicable.

ITEM 10.      CERTIFICATION

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: March 28, 2003                     TRIAGE Management LLC


                                          By: /s/ LEON FRENKEL
                                              ----------------------------------
                                              Name:  Leon Frenkel
                                              Title: Managing Member

                                  EXHIBIT INDEX

Exhibit A -    Joint Filing Agreement dated as of March 28, 2003 by and among
               Triage Capital Management, L.P., Triage Management LLC, TRIAGE
               Offshore Fund, Ltd, TRIAGE Advisors, LLC, OTA, LLC, Periscope
               L.P. and Leon Frenkel.

Exhibit B -    Members of the Filing Group


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